Exhibit 4.4

EXECUTION VERSION

Joinder to Registration Rights Agreement

June 6, 2012

J.P. Morgan Securities LLC

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Ladies and Gentlemen:

Reference is made to the Registration Rights Agreement (the “Registration Rights Agreement”) dated as of June 6, 2012 by and among Wolverine Healthcare Analytics, Inc., a Delaware corporation (“Merger Sub”), to be merged with and into Thomson Reuters (Healthcare) Inc., a Delaware corporation (the “Company”) (to be renamed Truven Health Analytics Inc.), VCPH Holding Corp., a Delaware corporation (the “Initial Guarantor”), and J.P. Morgan Securities LLC (“J.P. Morgan”), for itself and on behalf of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and UBS Securities LLC (the “Initial Purchasers”) concerning the sale by the Company to the Initial Purchasers of $327.15 million aggregate principal amount of the Company’s 10.625% Senior Notes due 2020 (the “Securities”). Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Registration Rights Agreement.

The Company agrees that this letter agreement is being executed and delivered in connection with the issue and sale of the Securities pursuant to the Purchase Agreement.

1. Joinder of the Company. The Company hereby agrees to become bound by the terms, conditions and other provisions of the Registration Rights Agreement with all attendant rights, duties and obligations stated therein, with the same force and effect as if originally named as the Company therein and as if such party executed the Registration Rights Agreement on the date thereof.

2. Representations, Warranties and Agreements of the Company. The Company represents and warrants to, and agrees with, the several Initial Purchasers on and as of the date hereof that:

(a) the Company has the corporate or organizational power and authority to execute, deliver and perform this Joinder Agreement and to consummate the transactions contemplated hereby and this Joinder Agreement has been duly authorized, executed and delivered by the Company.

(b) the representations, warranties and agreements of the Company set forth in the Registration Rights Agreement are true and correct on and as of the date hereof.

3. Governing Law. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY, OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

4. Counterparts. This agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

5. Amendments. No amendment or waiver of any provision of this letter agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

6. Headings. The headings in this letter agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

7. Survival. This Joinder Agreement does not cancel, extinguish, limit or otherwise adversely affect any right or obligation of the parties under the Registration Rights Agreement. The Company acknowledges and agrees that all of the provisions of the Registration Rights Agreement shall remain in full force and effect.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to us a counterpart hereof, whereupon this letter agreement will become a binding agreement among the Company, as party hereto, the Initial Guarantor and the several Initial Purchasers in accordance with its terms.

Very truly yours, THOMSON REUTERS (HEALTHCARE) INC. (TO BE RENAMED TRUVEN HEALTH ANALYTICS INC.)

By:	/s/ Mike Boswood
Name:	Mike Boswood
Title:	President and Chief Executive Officer

[Signature page to the Registration Rights Agreement Joinder]